Exhibit 99.1

HERCULES REPORTS FOURTH QUARTER
AND FULL-YEAR 2004 RESULTS

WILMINGTON, DE, FEBRUARY 10, 2005 . . . Hercules Incorporated today reported net income for the quarter ended December 31, 2004 of $41 million, or $0.37 per diluted share, compared to net income of $8 million, or $0.07 per diluted share, for the same period of 2003. The reported net income includes a reversal of tax valuation allowances of $41 million[1] that were established in the third quarter to impair foreign tax credit carry-forwards partially offset by other items totaling a net $9 million after-tax as noted in Table 2. Cash flow provided by operations was $65 million for the quarter as compared to a cash usage of $12 million for the corresponding period in 2003.

Earnings from ongoing operations[2] for the fourth quarter of 2004, utilizing a 36% income tax rate, were $19 million or $0.17 per diluted share. This compares to earnings on the same basis of $16 million, or $0.15 per diluted share in the fourth quarter of 2003 (please refer to Table 2 for a reconciliation of earnings from ongoing operations to reported net income).

Net sales in the fourth quarter were $511 million, an increase of 12% from the same period last year. Compared with the fourth quarter of 2003, the sales increase was driven by 10% higher volumes, 4% improved rates of exchange, and 1% improved pricing, offset in part by 3% unfavorable mix.

Fourth quarter 2004 net sales, as compared to the same period in 2003, increased 11% in North America, 19% in Asia Pacific and 12% in Europe, while Latin America was flat. Europe increased 3% excluding the effect of the stronger Euro.

Reported profit from operations in the fourth quarter of 2004 was $51 million, compared with $53 million in the same period in 2003. Profit from ongoing operations in the fourth quarter of 2004 was $55 million, compared with $60 million in the fourth quarter of 2003.

"Overall, volumes remain strong, however escalating raw material costs, especially polypropylene, impacted our fourth quarter results," said Craig Rogerson, President and Chief Executive Officer. "Aqualon continues to show volume and sequential pricing improvements in most of its product families and markets. Pulp and Paper results reflect improved volumes in North America and in Europe, while emerging markets remain strong. FiberVisions' earnings continue to be negatively impacted by escalating polypropylene costs and a mix shift to lower margin market applications. Pinova's volume remains strong, but higher raw material and energy costs adversely impacted margins. The businesses continue to generate substantial cash – our primary financial metric. This has allowed us to both reinvest in them and pay-down high cost legacy debt."

Interest and debt expense was $24 million in the fourth quarter of 2004, down $8 million compared with the fourth quarter of 2003, reflecting lower outstanding debt balances and improved debt mix. Total debt on a comparable basis was $1.24 billion at the end of the fourth quarter 2004 compared to $1.258 billion at the end of the third quarter. Cash balances also increased $28 million in the quarter resulting in a balance of $127 million as of December 31, 2004.

Year Results

Net sales for the year ended December 31, 2004 were $1.997 billion, an increase of 8% from the same period last year. Compared with the year ended December 31, 2003, the sales increase was driven by 8% higher volumes and 4% improved rates of exchange, offset in part by 4% unfavorable mix. Pricing in the aggregate was flat compared to the prior year.

Reported profit from operations for the year ended December 31, 2004 was $227 million, compared with $255 million for the same period in 2003. Profit from ongoing operations for the year ended December 31, 2004 was $256 million, compared with $272 million for the year ended December 31, 2003 (please refer to Table 3 for the reconciliation of earnings from ongoing operations to reported net income).

Reported net income for the year ended December 31, 2004 was $20 million or $0.18 per diluted share, compared to $45 million or $0.42 per diluted share for the same period of 2003. Earnings from ongoing operations for the year ended December 31, 2004 were $89 million or $0.82 per diluted share, a 9% earnings per share improvement compared with $81 million or $0.75 per diluted share for the same period of 2003.

Cash flow from operations was $121 million for the year ended December 31, 2004, a $98 million improvement compared to $23 million for the year ended December 31, 2003. Cash flow improved primarily due to insurance settlements related to asbestos, lower interest expenses, lower cash taxes and improved working capital management. Capital spending was $77 million for the year ended December 31, 2004, an increase of $29 million over the $48 million for the year ended December 31, 2003. The growth in capital spending is primarily attributable to expansion capital in Aqualon and projects to support our ongoing relationship with GE Water & Process Technologies.

Segment Results — Reported Basis

In the Performance Products segment (Aqualon, Pulp and Paper), net sales in the fourth quarter grew 11%, while profit from operations was down 2% compared with the same quarter in 2003.

Aqualon's net sales in the quarter increased 14% while profit from operations was lower by 6% compared with the fourth quarter of 2003. Growth in sales compared with the fourth quarter of 2003 was driven by 20% higher volume and a 3% benefit from rates of exchange, offset in part by 9% unfavorable mix. Prices were flat as compared with the same period of 2003. Strong volume growth continues to be noted in many of our markets including paint, construction, oilfield and regulated industries. Price increases in the quarter and a favorable industry mix have offset the lower pricing trends experienced earlier in the year. The unfavorable product mix relates to strong volume growth in lower price product lines, primarily related to our acquisition in China. Profit from operations was lower as the higher sales volumes and favorable rates of exchange were more than offset by plant shutdowns related to maintenance and capital expansion implementations, higher raw material, utility, freight, non-cash pension costs, selling and legal expenses.

In the Pulp and Paper Division, net sales in the fourth quarter grew 8% compared with the fourth quarter of 2003 driven by a 5% increase in volumes, a 4% positive impact from rates of exchange, partially offset by lower prices of 1%. Volumes were especially strong in Europe in both process and functional chemicals, and new product sales of process chemicals were strong in North America and Europe. Growth in emerging markets continues to be strong. Reported profit from operations increased 4% compared with the fourth quarter 2003. Operating profit improved due to the higher volumes, favorable rates of exchange and lower selling expenses, partially offset by higher raw material, freight and non-cash pension expenses.

In the Engineered Materials and Additives segment (FiberVisions, Pinova), net sales in the fourth quarter increased 15% compared with the fourth quarter of 2003. Results from operations decreased $9 million compared with the fourth quarter of 2003.

Fourth quarter 2004 net sales in FiberVisions increased 15%, while results from operations declined by $6 million compared with the fourth quarter of 2003. Net sales improved due to 2% higher volumes, 12% increased prices, and 4% improved rates of exchange partially offset by 3% unfavorable mix. The increased volumes reflect gains in wipes and other applications offsetting losses experienced in diaper cover stock applications in the prior year. Prices have increased primarily due to contractual pass-through of higher polymer costs. Mix continues to be unfavorable due to a shift to lower priced industrial applications. Results from operations were negatively impacted primarily by the continued run up of polypropylene costs, however severance costs for a production line shutdown and a less profitable product mix also adversely impacted results.

Pinova's net sales in the fourth quarter increased 16% compared to the fourth quarter 2003, however results of operations were down $3 million compared to the same period of 2003. The net sales increase was driven by 23% higher volumes, offset in part by 5% unfavorable mix and 2% lower prices. The significantly higher sales volumes were in the lower priced industrial segments as compared to the higher priced wood rosin formulated products. Results from operations were lower as increased sales at lower prices were offset by higher raw material, energy, non-cash pension costs and lower tolling income. Focused inventory control helped generate improved cash flow.

Outlook

"Going forward the key elements of our strategy remain: constantly focusing on meeting our customers' needs; continuously improving to extend our competitive advantage; maximizing cash flow; reducing financial leverage and returning to investment grade; growing profitability and increasing return on invested capital; and mitigating and reducing legacy liabilities," Mr. Rogerson commented.

"We remain committed to generating significant free cash flow and strong growth in earnings per share from ongoing operations," continued Mr. Rogerson. "We expect continued solid performance from Aqualon and improving operating profits from Pulp and Paper. Polypropylene costs in FiberVisions are expected to remain at historically high levels, but should flatten out which will allow us to capture a portion of the run-up through our contractual pricing," added Mr. Rogerson. "We have instituted price increases across our businesses to help offset higher raw material costs and continue with cost savings and productivity initiatives to increase our profitability. Our overriding focus remains on delivering increased value to our customers and consistently delivering exceptional long term performance for our shareholders."

The Company will maintain its practice of not providing quarterly earnings guidance.

Hercules manufactures and markets chemical specialties globally for making a variety of products for home, office and industrial markets. For more information, visit the Hercules website at www.herc.com.

This news release includes forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, reflecting management's current analysis and expectations, based on what management believes to be reasonable assumptions. Forward-looking statements may involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from those projected, stated or implied, depending on such factors as: ability to generate cash, changes resulting from ongoing reviews of tax liabilities, ability to raise capital, ability to refinance, ability to execute productivity improvements and reduce costs, business climate, business performance, changes in tax laws or regulations and related liabilities, economic and competitive uncertainties, higher manufacturing costs, reduced level of customer orders, changes in strategies risks in developing new products and technologies, environmental and safety regulations and clean-up costs, foreign exchange rates, the impact of changes in the value of pension fund assets and liabilities, changes in generally accepted accounting principles, adverse legal and regulatory developments, including increases in the number or financial exposures of claims, lawsuits, settlements or judgments, the financial capacity of settling insurers, the impact of increased accruals and reserves for such exposures, and adverse changes in economic and political climates around the world, including terrorist activities, international hostilities and potential natural disasters. Accordingly, there can be no assurance that the Company will meet future results, performance or achievements expressed or implied by such forward-looking statements. As appropriate, additional factors are contained in other reports filed by the Company with the Securities and Exchange Commission. This paragraph is included to provide safe harbor for forward-looking statements, which are not generally required to be publicly revised as circumstances change, and which the Company does not intend to update.

Media Contact:	John S. Riley	(302) 594-6025
Investor Contact:	Stuart L. Fornoff	(302) 594-7151

HERCULES INCORPORATED
CONSOLIDATED STATEMENT OF OPERATIONS

(Dollars in millions, except per share data)

(Unaudited)

Table 1	THREE MONTHS ENDED DECEMBER 31		TWELVE MONTHS ENDED DECEMBER 31	
	2004	2003	2004	2003
	$511	$458	$1,997	$1,846
Net sales				
Cost of sales	352	296	1,310	1,167
Selling, general and administrative expenses	92	90	382	360
Research and development	10	10	43	39
Intangible asset amortization	2	2	8	8
Other operating expenses, net	4	7	27	17
Profit from operations	51	53	227	255
Interest and debt expense	24	32	109	131
Other expense, net	10	12	78	29
Income before income taxes and equity income	17	9	40	95
(Benefit) provision for income taxes	(24)	(2)	20	21
Income before equity income	41	11	20	74
Equity in income of affiliated companies	-	-	-	-
Net income before discontinued operations and cumulative effect of change in accounting principle	41	11	20	74
Net income on operations of discontinued operations	-	2	-	4
Provisions for income taxes	-	-	-	-
Total discontinued operations	-	2	-	4
Cumulative effect of change in accounting principle, net of tax	-	(5)	-	(33)
Net income	$ 41	$ 8	$ 20	$ 45
Basic earnings (loss) per share:				
Continuing operations	$0.38	$0.10	$0.19	$0.69
Discontinued operations	-	$0.02	-	$0.04
Cumulative effect of change in accounting principle	-	($0.05)	-	($0.31)
Net income	$0.38	$0.07	$0.19	$0.42
Weighted average # of basic shares (millions)	108.1	107.2	107.3	106.2
Diluted earnings (loss) per share:				
Continuing operations	$0.37	$0.10	$0.18	$0.69
Discontinued operations	-	$0.02	-	$0.04
Cumulative effect of change in accounting principle	-	($0.05)	-	($0.31)
Net income	$0.37	$0.07	$0.18	$0.42

Weighted average # of diluted shares (millions)	110.1	108.0	109.0	107.2
Income before income taxes and equity income	17	9	40	95
Interest and debt expense	24	32	109	131
EBIT	41	41	149	226
Depreciation and amortization, net of amortization of debt issuance costs	24	25	98	95
EBITDA[2]	$ 65	$ 66	$247	$321

(Unaudited)

Table 1 SEGMENT DATA (Dollars in millions)	THREE MONTHS ENDED DECEMBER 31		TWELVE MONTHS ENDED DECEMBER 31	
	2004	2003	2004	2003
Net Sales By Industry Segment				
Performance Products	$413	$373	$1,617	$1,483
Engineered Materials and Additives	98	85	380	363
TOTAL	**$511**	**$458**	**$1,997**	**$1,846**
Profit From Operations By Industry Segment				
Performance Products	$ 59	$ 60	$248	$ 262
Engineered Materials and Additives	(7)	2	(15)	9
Corporate	(1)	(9)	(6)	(16)
TOTAL	**$ 51**	**$ 53**	**$ 227**	**$ 255**

(Unaudited)

Table 2 Reconciliation to Ongoing Operations (Dollars in millions, except per share)	THREE MONTHS ENDED DECEMBER 31, 2004				THREE MONTHS ENDED DECEMBER 31, 2003			
	NET INCOME (LOSS)	DILUTED EPS	PROFIT FROM OPERATIONS	EBITDA	NET INCOME (LOSS)	DILUTED EPS	PROFIT FROM OPERATIONS	EBITDA
From Table 1	$41	$0.37	$51	$65	$ 8	$0.07	$53	$66
Discontinued operations	-	-	-	-	(2)	(0.02)	-	-
Cumulative effect of change in accounting principle, net of tax	-	-	-	-	5	0.05	-	-
Net income before discontinued operations and cumulative effect of change in accounting principle	$41	$0.37	$51	$65	$11	$0.10	$53	$66
Gain on sale of minority interest in CP Kelco	(1)	(0.01)	-	(1)	-	-	-	-
Asbestos litigation – Insurance carriers	1	0.01	-	1	-	-	-	-

Asbestos expense, net of insurance settlements[3]	3	0.03	-	4	4	0.03	-	6
Severance and restructuring costs	1	0.01	2	2	1	0.01	2	2
Asset impairments	2	0.02	0	2	1	0.01	-	2
Loss (gain) on debt prepayment and write-off of debt issuance costs	3	0.03	-	4	(1)	(0.01)	-	(2)
Exchange of Trust Securities**[4]**	(4)	(0.04)	-	(7)	-	-	-	-
Other**[6]**	4	0.03	2	7	4	0.04	5	8
Subtotal[5]	$ 9	$0.08	$ 4	$12	$ 9	$0.08	$ 7	$16
Tax valuation allowances[1]	(41)	(0.37)	-	-	-	-	-	-
Tax benefit (detriment) due to adjustment to the statutory tax rate and 2003 intellectual property donation	10	.09	-	-	(4)	(0.03)	-	-
Ongoing Operations[2][5]	**$19**	**$0.17**	**$55**	**$77**	**$16**	**$0.15**	**$60**	**$82**

(Unaudited)

Table 3

Reconciliation to Ongoing Operations	**TWELVE MONTHS ENDED DECEMBER 31, 2004**				**TWELVE MONTHS ENDED DECEMBER 31, 2003**			
(Dollars in millions, except per share)	**NET INCOME (LOSS)**	**DILUTED EPS**	**PROFIT FROM OPERATIONS**	**EBITDA**	**NET INCOME (LOSS)**	**DILUTED EPS**	**PROFIT FROM OPERATIONS**	**EBITDA**
From Table 1	$20	$0.18	$227	$247	$45	$0.42	$255	$321
Discontinued operations	-	-	-	-	(4)	(0.04)	-	-
Cumulative effect of changes in accounting principle, net of tax	-	-	-	-	33	0.31	-	-
Income before discontinued operations and cumulative effect of change in accounting principle	$20	$0.18	$227	$247	$74	$0.69	$255	$321
Gain on sale of minority interest in CP Kelco	(27)	(0.25)	-	(27)	-	-	-	-
Asbestos litigation – Insurance carriers	6	0.06	-	9	-	-	-	-

Asbestos expense, net of insurance settlements[3]	22	0.20	-	34	4	0.03	-	6
Legal settlements	4	0.04	-	6	-	-	-	-
Severance and restructuring costs	6	0.06	10	10	4	0.04	6	6
Proxy Costs	-	-	-	-	2	0.02	3	3
Asset Impairments	6	0.05	7	9	1	0.01	-	2
Loss (gain) on debt prepayment and write-off of debt issuance costs	31	0.28	-	48	(1)	(0.01)	-	(2)
Exchange of Trust Securities[4]	(4)	(0.04)	-	(7)	-	-	-	-
Other[6]	10	0.10	12	16	11	0.10	8	16
Subtotal[5]	$54	$0.50	$29	$98	$21	$0.19	$17	$31
Tax benefit (detriment) due to adjustment to the statutory tax rate and 2003 intellectual property donation	15	0.14	-	-	(14)	(0.13)	-	-
Ongoing Operations[2][5]	**$89**	**$0.82**	**$256**	**$345**	**$81**	**$0.75**	**$272**	**$352**

NOTES:

[1]   The Company has recorded a $41 million non-cash benefit in the fourth quarter 2004 reflecting the reversal of a valuation allowance established in the third quarter 2004 for impaired foreign tax credit carryforwards. The third quarter 2004 charge was the result of lower actual and forecasted U.S. taxable income and the inability to execute certain tax initiatives. As a result of the October 2004 enactment of the American Jobs Creation Act of 2004 (the "Act") and progress in implementing a strategy to reduce future foreign taxes, the Company will be able to utilize available foreign tax credits within the ten-year carryforward period provided by the Act and therefore reversed the previously recognized non-cash valuation allowance.

[2]   Ongoing operations and EBITDA are non-GAAP financial measures. The ongoing operations include Pulp and Paper, Aqualon, FiberVisions and Pinova. Results from ongoing operations exclude impairment charges for certain facilities within these businesses, which will have no further operating impact, charges related to divested businesses, litigation against and settlements with the Company's insurance carriers, executive retirement benefits, and a legal settlement. It also excludes the impact of special items -- most notably the prepayment and refinancing of long-term debt.

EBITDA is calculated as net income before income taxes plus interest and debt expense, depreciation and amortization, net of amortization of debt issuance costs.

EBIT and EBITDA are measures commonly used by the capital markets to value enterprises. Interest, taxes, depreciation and amortization can vary significantly between companies due in part to differences in accounting policies, tax strategies, levels of indebtedness and interest rates. Excluding these items provides insight into the underlying results of operations and facilitates comparisons between Hercules and other companies. In addition, EBITDA is considered a reasonable approximation of gross cash flow and is one of the measures used for determining debt covenant compliance. Management believes that EBIT and EBITDA information is useful to investors for these reasons. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance.

[3]   The net asbestos-related claims expense (pre-tax) is as follows:

	3 Months Ended December 31		12 Months Ended December 31	
	2004	2003	2004	2003
Asbestos Expense	$ 4	$55	$80	$55
Asbestos Recoveries	–	49	46	49
Asbestos Expense, Net	$ 4	$ 6	$34	$ 6

[4]   Pursuant to the adoption of FIN 46(R) in 2003, the Company de-consolidated its wholly-owned subsidiary trusts (Hercules Trust I and Hercules Trust II), which were the issuers of the Company-obligated preferred securities. The de-consolidation of Hercules Trust II effectively deferred recognition of $7 million (pre-tax) gains attributable to the 2003 repurchase of CRESTS preferred securities. The liquidation of Hercules Trust II and exchange of the trust preferred securities for junior subordinated debentures on December 13, 2004 has triggered recognition of the deferred gain in 2004.

[5]   Adjustment items have been tax effected at a 36% ongoing operations tax rate for 2004 and 2003, except the gain on the sale of CP Kelco, which had nominal net taxes. The adjustment items for the three months ended December 31, 2004 represent the year-to-date values less the previously reported values for the nine months ended September 30,2004.

[6]   Other includes gains and losses related to formerly divested businesses, special executive retirement benefit costs, tax restatement costs, and other costs.